Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the Second Quarter Ended June 30, 2014

•	$117.7 million acquisition of two 8,200 TEU container vessels

•	Chartered-out for minimum four years at $34,266 net per day per vessel

•	$19.0 million expected annual EBITDA

•	$75.7 million expected aggregate EBITDA

•	Net Income

•	$30.0 million in Q2; $48.3 million for the six months

•	EBITDA

•	$54.2 million in Q2; $123.2 million for the six months

•	Dividend of $0.4425 per common unit for Q2 2014

MONACO, July 29, 2014 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of drybulk and container vessels, today reported its financial results for the second quarter ended June 30, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “We are pleased with our strong financial performance for another quarter. We achieved EBITDA of $54.2 million and net income of $30.0 million. We announced a quarterly distribution of $0.4425, representing an annual distribution of $1.77 per unit. Navios Partners is committed to this distribution through 2015. This annual distribution provides a current yield of 9.3%, which exceeds the Alerian MLP index yield by about 60%.

Angeliki Frangou continued, “We continue to grow our fleet and cash flow. We agreed to acquire two 8,200 TEU container vessels, built in 2006, for a total price of $117.7 million. This purchase demonstrates our discipline and ability to transact at favorable pricing. The transaction will increase our distribution capability, while protecting against significant residual value exposure; our initial investment would be almost fully repaid when the charters are completed, and we will have well over 10 years of useful life remaining on the vessels.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2014 of $0.4425 per unit. The cash distribution is payable on August 13, 2014 to unitholders of record on August 8, 2014.

$117.7 million acquisition of two container vessels with minimum four year charters

Navios Partners has agreed to acquire two South Korean-built container vessels for a total cash consideration of $117.7 million. The vessels are expected to be delivered in the fourth quarter of 2014.

The vessels are chartered out for minimum four years, at $34,266 net per day per vessel. The Company has sufficient cash on its balance sheet to fund the total acquisition cost, however it may elect to finance part of the purchase price with debt financing at terms similar to its existing debt facilities.

Container Vessels	Year Built	TEU	Delivery	Charter rate, net
TBN1	2006	8,204	Q4 2014	$34,266
TBN2	2006	8,204	Q4 2014	$34,266

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.2 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 91.5% of its available days for 2014, 55.9% for 2015 and 42.0% for 2016, expecting to generate revenues of approximately $215.7 million, $178.7 million and $148.2 million, respectively. The average expected daily charter-out rate for the fleet is $21,335, $27,350 and $30,125 for 2014, 2015 and 2016, respectively. The average daily charter-in rate for the charter-in vessels is $13,619 for 2014.

Following the termination of the credit default insurance through its third party insurer, Navios Partners continues to insure certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Maritime Holdings Inc. up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three and six month periods ended June 30, 2014 and 2013. The quarterly 2014 and 2013 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period ended June 30, 2014 (unaudited)		Three Month Period ended June 30, 2013 (unaudited)		Six Month Period ended June 30, 2014 (unaudited)		Six Month Period ended June 30, 2013 (unaudited)
Revenue	$55,178		$49,154		$112,676		$99,435
Net income	$29,985	(1)	$19,511	(4)(5)	$48,346	(2)(3)	$35,757	(4)(5)
EBITDA	$54,188	(1)	$45,046	(4)	$123,203	(2)	$82,100	(4)
Earnings per Common unit (basic and diluted)	$0.37	(1)	$0.29	(4)(5)	$0.61	(2)(3)	$0.53	(4)(5)
Operating Surplus	$41,920		$40,008		$98,767		$71,223
Maintenance and Replacement Capital expenditure reserve	$(5,908)		$(3,467)		$(11,816)		$(6,934)

(1)	Positively affected by the accounting effect of the $17.9 million insurance settlement.
(2)	Positively affected by the accounting effect of the $47.6 million insurance settlement.
(3)	Negatively affected by the $22.0 million non-cash write-off of intangible asset relating to the Navios Pollux.
(4)	Positive affected by the $10.0 million hire payment received in advance in relation to the Navios Melodia.
(5)	Negatively affected by the non-cash write-off of $3.2 million for both the three and six month periods ended June 30, 2013, relating to a favorable contract. Also includes the write off of deferred finance fees of $2.0 million and $2.4 million for the three and six month periods ended June 30, 2013, respectively.

Three month periods ended June 30, 2014 and 2013

Time charter and voyage revenues for the three month period ended June 30, 2014 increased by $6.0 million or 12.3% to $55.2 million, as compared to $49.2 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013 and the Navios La Paix and the Navios Sun in January 2014. As a result of the vessel acquisitions, available days of the fleet increased to 2,724 days for the three month period ended June 30, 2014, as compared to 1,894 days for the three month period ended June 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in time charter equivalent (“TCE”) to $19,824 for the three month period ended June 30, 2014, from $25,318 for the three month period ended June 30, 2013.

EBITDA increased by $9.1 million to $54.2 million for the three month period ended June 30, 2014, as compared to $45.0 million for the same period in 2013. The increase in EBITDA was due to a $6.0 million increase in revenue and a $7.8 million increase in other income. The above increase was partially mitigated by a $3.7 million increase in management fees due to the increased number of vessels, a $0.6 million increase in general and administrative expenses also due to the increased number of vessels and a $0.5 million increase in other expense.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended June 30, 2014 and 2013 was $5.9 million and $3.5 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended June 30, 2014 of $41.9 million, as compared to $40.0 million for the three month period ended June 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended June 30, 2014 amounted to $30.0 million compared to $19.5 million for the three months ended June 30, 2013. The increase in net income by $10.5 million was due to a $9.1 million increase in EBITDA and a $4.6 million decrease in depreciation and amortization expense partially offset by a $3.2 million increase in interest expense and finance cost and a $0.1 million increase in direct vessels expenses.

Six month periods ended June 30, 2014 and 2013

Time charter and voyage revenues for the six month period ended June 30, 2014 increased by $13.2 million or 13.3% to $112.7 million, as compared to $99.4 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013 and the Navios La Paix and the Navios Sun in January 2014. As a result of the vessel acquisitions, available days of the fleet increased to 5,393 days for the six month period ended June 30, 2014, as compared to 3,784 days for the six month period ended June 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in time charter equivalent (“TCE”) to $20,300 for the six month period ended June 30, 2014, from $25,781 for the six month period ended June 30, 2013.

EBITDA increased by $41.1 million to $123.2 million for the six month period ended June 30, 2014, as compared to $82.1 million for the same period in 2013. The increase in EBITDA was due to a $13.2 million increase in revenue and a $37.8 million increase in other income following the termination of the credit default insurance and related sales of claims. The above increase was partially mitigated by a $7.2 million increase in management fees due to the increased number of vessels, a $1.3 million increase in time charter and voyage expenses, a $0.9 million increase in general and administrative expenses also due to the increased number of vessels and a $0.5 million increase in other expense.

The reserve for estimated maintenance and replacement capital expenditures for the six month periods ended June 30, 2014 and 2013 was $11.8 million and $6.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the six month period ended June 30, 2014 of $98.8 million, as compared to $71.2 million for the six month period ended June 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the six months ended June 30, 2014 amounted to $48.3 million compared to $35.8 million for the six months ended June 30, 2013. The increase in net income by $12.6 million was due to a $41.1 million increase in EBITDA and a $37.8 million increase in other income, partially offset by a $7.8 million increase in interest expense and finance cost, a $20.7 million increase in depreciation and amortization expense and a $0.1 million increase in direct vessels expenses.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and six month periods ended June 30, 2014 and 2013.

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Available Days (1)	2,724	1,894	5,393	3,784
Operating Days (2)	2,723	1,893	5,389	3,779
Fleet Utilization (3)	100.0%	99.9%	99.9%	99.9%
Time Charter Equivalent (per day) (4)	$19,824	$25,318	$20,300	$25,781
Vessels operating at period end	30	21	30	21

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Tuesday, July 29, 2014 to discuss the results for the second quarter ended June 30, 2014.

Conference Call details:

Call Date/Time: Tuesday, July 29, 2014 at 08:30 am ET

Call Title: Navios Partners Q2 2014 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 6557 5800

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6557 5800

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	June 30, 2014 (Unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$183,516	$35,346
Restricted cash	1,175	1,177
Accounts receivable, net	10,991	16,298
Prepaid expenses and other current assets	425	1,663

Total current assets	196,107	54,484

Vessels, net	1,046,159	1,026,153
Deposits for vessels acquisitions	—	7,271
Deferred financing costs, net	7,462	8,463
Deferred dry dock and special survey costs, net and other long term assets	2,677	—
Investment in affiliates	505	500
Loans receivable from affiliates	578	280
Intangible assets	83,366	119,405
Restricted cash	—	33,429

Total non-current assets	1,140,747	1,195,595

Total assets	$1,336,854	$1,250,079

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$3,047	$3,171
Accrued expenses	3,275	3,876
Deferred voyage revenue	3,156	2,997
Current portion of long-term debt	7,214	5,358
Amounts due to related parties	3,195	204

Total current liabilities	19,887	15,606

Long-term debt, net of current portion and discount	523,429	527,966

Total non-current liabilities	523,429	527,966

Total liabilities	543,316	543,572

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (77,359,163 and 71,034,163 units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	787,626	702,478
General Partner (1,578,763 and 1,449,681 units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	5,912	4,029

Total partners’ capital	793,538	706,507

Total liabilities and partners’ capital	$1,336,854	$1,250,079

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Time charter and voyage revenues	$55,178	$49,154	$112,676	$99,435
Time charter expenses	(3,640)	(3,658)	(8,083)	(6,770)
Direct vessel expenses	(146)	—	(146)	—
Management fees	(12,239)	(8,586)	(24,244)	(17,077)
General and administrative expenses	(2,029)	(1,448)	(3,973)	(3,057)
Depreciation and amortization	(17,009)	(21,615)	(60,687)	(40,026)
Interest expense and finance cost, net	(7,085)	(3,927)	(14,114)	(6,332)
Interest income	37	7	90	15
Other income	17,875	10,083	47,915	10,127
Other expense	(957)	(499)	(1,088)	(558)

Net income	$29,985	$19,511	$48,346	$35,757

Earnings per unit:

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Net income	$29,985	$19,511	$48,346	$35,757
Earnings per unit:
Common unit (basic and diluted)	$0.37	$0.29	$0.61	$0.53

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
OPERATING ACTIVITIES
Net income	$48,346	$35,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,687	40,026
Amortization and write-off of deferred financing cost	1,505	2,788
Amortization of deferred dry dock costs	146	—
Changes in operating assets and liabilities:
Net decrease/(increase) in restricted cash	2	(1)
Decrease/(increase) in accounts receivable	5,307	(14,728)
Decrease in prepaid expenses and other current assets	1,238	34
Decrease in other long term assets	5	33
Payments for dry dock and special survey costs	(2,735)	—
(Decrease)/increase in accounts payable	(124)	269
(Decrease)/increase in accrued expenses	(601)	179
Increase/(decrease) in deferred voyage revenue	159	(6,388)
Increase/(decrease) in amounts due to related parties	2,462	(6,823)

Net cash provided by operating activities	116,397	51,146

INVESTING ACTIVITIES:
Acquisition of vessels	(36,854)	—
Deposits for acquisition of vessels	—	(3,361)
Loans receivable from affiliates	(303)	—
Increase in restricted cash	—	(98,179)
Release of restricted cash for vessel acquisitions	33,429	—

Net cash used in investing activities	(3,728)	(101,540)

FINANCING ACTIVITIES:
Cash distributions paid	(68,047)	(59,872)
Proceeds from issuance of general partner units	2,233	1,494
Proceeds from issuance of common units, net of offering costs	104,499	69,770
Proceeds from long term debt, net of discount	—	245,000
Net decrease in restricted cash	—	28,700
Repayment of long-term debt and payment of principal	(3,184)	(199,689)
Debt issuance costs	—	(4,792)

Net cash provided by financing activities	35,501	80,611

Increase in cash and cash equivalents	148,170	30,217

Cash and cash equivalents, beginning of period	35,346	32,132
Cash and cash equivalents, end of period	$183,516	$62,349

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Navios Apollon	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Chartered-in Vessels
Navios Prosperity	Panamax	2007	82,535
Navios Aldebaran	Panamax	2008	76,500

Container Vessels	Type	Built	TEU
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800

Container Vessels to be Delivered	Type	Built	TEU
TBN1	Container	2006	8,204
TBN2	Container	2006	8,204

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2013 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$80,113	$21,753	$116,397	$51,146
Net (decrease) / increase in operating assets	(31,172)	13,655	(3,817)	14,662
Net (increase) /decrease in operating liabilities	(1,046)	7,970	(1,896)	12,763
Net interest cost	7,048	3,920	14,024	6,317
Amortization and write-off of deferred financing costs	(755)	(2,252)	(1,505)	(2,788)

EBITDA(1)	$54,188	$45,046	$123,203	$82,100
Cash interest income	36	7	63	16
Cash interest paid	(6,396)	(1,578)	(12,683)	(3,959)
Maintenance and replacement capital expenditures	(5,908)	(3,467)	(11,816)	(6,934)

Operating Surplus	$41,920	$40,008	$98,767	$71,223
Cash distribution paid relating to the first quarter	—	—	(35,474)	(29,936)
Cash reserves	(6,446)	(10,072)	(27,819)	(11,351)

Available cash for distribution	$35,474	$29,936	$35,474	$29,936
(1)

	Three Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2013 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$80,113	$21,753	$116,397	$51,146
Net cash used in investing activities	$(90)	$(101,540)	$(3,728)	$(101,540)
Net cash (used in)/provided by financing activities	$(37,066)	$68,244	$35,501	$80,611